Exhibit 14.1

RESOLUTION OF THE BOARD OF DIRECTORS ADOPTED ON MARCH 4, 2008

Board Policy Regarding Commercial Transactions

RESOLVED, that the Company shall not enter into any commercial relationship or transaction with any related person (as that term is defined in Item 404 of Regulations S-K under the federal securities laws) or any person in which any related person has or will have a direct or indirect interest; provided, however, that this board policy shall not apply to any compensation paid to a director, officer or employee of the Company in his or her capacity as a director, officer or employee of the Company, as the case may be, and a related person will not be deemed to have an indirect interest where the interest arises only from such person’s position as a director or ownership of less than a 5% equity interest of another person that is a party to the commercial relationship or transaction.